July 22, 2011

VIA EDGAR and FACSIMILE

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, CA 94404

Kathleen Collins, Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	Electronics For Imaging, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 9, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 10, 2011
File No. 000-18805

Dear Ms. Collins:

Electronics For Imaging, Inc. (the “Company”) submits this letter in response to the comment letter dated July 8, 2011 (“Comment Letter”) from the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) with respect to the Company’s response dated June 20, 2011 to the original comment letter dated June 6, 2011 (“Original Comment Letter”) from the Staff with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on March 9, 2011 (“Form 10-K”), and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Commission on May 10, 2011 (“Form 10-Q”).

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K and Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Provision, page 49

1.      We note your response to prior comment 2 and your proposed MD&A disclosures. Please also expand your disclosures to identify the tax jurisdictions that have had the most significant impact on your effective tax rate as indicated in your response (i.e. Cayman Islands and Netherlands).

Response. We will expand our discussion in future filings to identify our tax jurisdictions that have the most significant impact on our effective tax rate, which are the Cayman Islands and the Netherlands.

Consolidated Financial Statements

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

2.	We note your response to prior comment 5 and your proposed disclosure where you state “Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management’s attention and the creation of significant expenses.” With regards to these disclosures please explain further the following and revise your disclosures in future filings accordingly. Also, please provide us with your proposed disclosure:

•

Revise to use the specific terms used in ASC 450 (i.e. probable, remote, and reasonably possible). In this regard, please note that your use of the term “possible” is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote;

•

It is unclear why you refer to the impact on only your cash flows and results of operations. In this regard, tell us whether you omitted the impact on your financial condition and statement of stockholders’ equity for a particular reason. Please revise this language to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof; and

•

With regards to your discussion of litigations, both general and specific, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Response: We acknowledge the Staff’s comment that the term “possible” is not one of the three criteria specified in ASC 450 (i.e., “probable,” “reasonably possible,” and “remote”) and will revise future filings to use the specific terms required by ASC 450. However, it was not our intent to imply any limitation regarding disclosure of the impact of loss contingencies on our financial condition and statement of stockholders’ equity. Accordingly, in future filings we will revise this language so that our disclosures provide information in the context of what is material to our financial statements, rather than any variation thereof. When we disclose the reasonable possibility that a loss may have been incurred in excess of amounts already recognized with respect to both general and specific exposures, such disclosure will include an estimate of the additional loss or range of loss or we will state that such an estimate cannot be made. In relevant future filings, we will include the following language:

“We may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, securities laws, intellectual property rights, employment matters, litigation, or other proceedings relating to various claims that may arise in the normal course of business. We assess our potential liability by analyzing specific litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. After taking all of the above factors into account, we determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated for the cases discussed. We further determine whether an estimated loss from a contingency should be disclosed by assessing whether a loss is deemed reasonably possible. Such disclosure will include an estimate of the additional loss or range of loss or we will state that such an estimate cannot be made. Litigation is inherently unpredictable; however, we believe that we have valid defenses with respect to legal matters pending against us. Nevertheless, our financial statements could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management’s attention and the incurrence of significant expenses.”

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Basis of Presentation and Significant Accounting Policies

Recent Accounting Pronouncements

Revenue Recognition, page 6

3.	We note from your response to prior comment 8 that management believes the best estimate of the selling price for your licenses and hardware deliverables is to consider an appropriate range of sales prices and calculate BESP using the bell shaped curve approach. Please explain further this methodology and tell us how you apply the bell shaped curve approach in determining BESP. In addition, tell us how you consider deliverables in bundled arrangements in your bell shaped curve analysis. Also, explain how this methodology differs from determining selling price based on VSOE.

Response. As we respectfully advised the Staff in response to the Original Comment Letter, management believes the best estimate of the selling price of a deliverable is determined by considering an appropriate range of sales prices in order to calculate BESP using the bell shaped curve approach. The impact of adoption of ASU 2009-13 and 2009-14 was $0.1 million, which had an immaterial impact on our results of operations for the three months ended March 31, 2011.

We recognize revenue in multiple element arrangements involving tangible products containing software and non-software components that function together to deliver the product’s essential functionality by applying the relative selling price method of allocation. The selling price for each element is determined using Vendor Specific Objective Evidence (“VSOE”) when available (including post-contract customer support, professional services, and training) or Third Party Evidence (“TPE”). If VSOE and TPE are not available, the Best Estimate of Selling Price (“BESP”) is used when applying the relative selling price method for each unit of accounting. When the arrangement includes software and non-software elements, revenue is first allocated to the non-software and software elements as a group based on their relative selling price in accordance with ASC 605-25. Thereafter, the relative selling price allocated to the software elements as a group is further allocated to each unit of accounting in accordance with ASC 985-605. We then defer revenue with respect to the relative selling price that was allocated to any undelivered element.

The objective of VSOE is to determine the price at which we would transact a sale if the product or service were sold on a standalone basis, but limiting the analysis to transactions where we have actually sold the product on a standalone basis. We have established VSOE for professional services, post contract support, hosting, and training based on standalone transactions. We do not have a sufficient number of standalone transactions to be able to establish VSOE for any other deliverable. For each of the items sold, we stratified the population of standalone transactions by product type and determined the median price.

The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a standalone basis considering similar standalone transactions, individually priced elements within bundled arrangements, and other judgmental considerations, such as discounting practices and intangible element cost structure, discussed in our response to the Original Comment Letter. We calculated BESP for software licenses based on separately priced licenses contained in bundled arrangements during the last six months of 2010. We calculated BESP for non-software products based on deliverables sold in standalone transactions and in bundled arrangements during the last six months of 2010. As a result, management believes the best estimate of the selling price of a software license or non-software deliverable is determined by taking into consideration an appropriate range of sales prices in order to calculate BESP using the bell shaped curve analysis. For each of the items sold, we stratified the population by product type and determined the median price. The data is collected from prior sales, and although the data may not have the sample size or consistency to establish VSOE, it is sufficiently objective to estimate the sales price under BESP. If a normal distribution of sales prices occurs, then the median sales prices will be within a standard deviation of approximately 20 percent. Depending on the product type, 55 to 80 percent of the transactions were within a range of plus or minus 20 percent of the median of the actual discounted price, which management deemed to be reflective of reasonable pricing of products and services sold.

The determination of BESP allows more judgment in its determination than the determination of VSOE. As discussed previously, only standalone transactions are considered in the determination of VSOE. We include separately stated sales prices in bundled arrangements, as well as standalone prices, in our determination of BESP.

* * * * * * *

We appreciate the Staff’s review of these filings. Should the Staff have any additional questions or comments, please direct them to Bryan Ko, Esq., General Counsel of the Company, at (650) 357-4164 or (650) 357-3776 (facsimile).

Regards,

/s/ Vincent Pilette

Vincent Pilette

Electronics For Imaging, Inc.

cc:	Bryan Ko, Esq., Electronics For Imaging, Inc.
Justyna Lloyd, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Esq., O’Melveny & Meyers LLP